                                                                 Exhibt 99(a)(7)

    This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made only by the Offer to Purchase dated December 8, 1997, and the related Letters of Transmittal. The Offer is being made to all holders of Shares, except that it is not being made to (nor will tenders be accepted from) holders of Shares in any jurisdiction in which the Offer or acceptance of the Offer would violate applicable securities laws. Neither the Purchaser nor Parent is aware of any jurisdiction in which the making or acceptance of the Offer would violate applicable securities laws. To the extent the Offeror or Parent becomes aware of any state law that would limit the class of persons to whom the Offer can be made, the Purchaser will amend the Offer and, depending on the timing of the amendment, "will extend the Offer to provide adequate dissemination of information about the amendment before the Offer expires. In those jurisdictions where the securities laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by Furman Selz, LLC, ING Baring (U.S.) Securities, Inc. or one or more registered brokers or dealers licensed under the laws of particular jurisdictions.

                           Tescorp Acquisition Corporation

                             a wholly owned subsidiary of

                               SUPERCANAL HOLDING S.A.

                               is offering to purchase
                        All Outstanding Shares of Common Stock
                    and Series 1995 8% Convertible Preferred Stock

                                          of

                                    Tescorp, Inc.

                          at $4.50 per Share of Common Stock
                         and $144 Plus Accrued Dividends for
               Each Share of Series 1995 8% Convertible Preferred Stock

    Tescorp Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Supercanal Holding S.A. ("Parent"), an Argentine corporation, hereby offers to purchase (i) all the outstanding shares of common stock, par value $0.02 per share ("Common Shares"), of Tescorp, Inc. (the "Company"), a Texas corporation, for $4.50 per Common Share, net to the seller in cash, and (ii) all the outstanding shares of Series 1995 8% Convertible Preferred Stock ("8% Preferred Shares") of the Company for $144 per share plus accrued dividends from the last date on which dividends were paid to the Expiration Time (as defined below) (collectively the Common Shares and the 8% Preferred Shares are referred to as the "Shares" and the $4.50 per share price and the $144 per share price plus accrued dividends which the Purchaser is offering to pay are referred to as the "purchase prices"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 8, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which together, as amended from time to time, constitute the "Offer").



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                                                                          Page 2

            THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
                   NEW YORK CITY TIME, ON FRIDAY, JANUARY 9, 1998,
                            UNLESS THE OFFER IS EXTENDED.

    The Offer is conditioned upon (1) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Common Shares of the Company, which, when added to the Common Shares already owned by the Purchaser, constitutes more than two-thirds of the total number of outstanding Common Shares, (2) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of 8% Preferred Shares which, when added to any 8% Preferred Shares already owned by the Purchaser, constitutes more than two-thirds of the total number of outstanding 8% Preferred Shares and (3) satisfaction of certain other conditions.

    The Offer is being made in accordance with an Amended Stock Purchase and Merger Agreement (the "Merger Agreement"), dated November 26, 1997, between the Company and the Purchaser which amends and restates a Stock Purchase and Merger Agreement dated September 16, 1997 between the Company and the Purchaser. The Merger Agreement provides that, among other things, as soon as practicable after the purchase of shares pursuant to the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement the Purchaser will be merged with and into the Company (the "Merger"). At the effective time of the Merger (the "Effective Time"), each Common Share which is outstanding immediately before the Effective Time, other than shares owned by the Purchaser, will be converted into and become the right to receive $4.50 in cash, or any higher price per share paid with regard to Common Shares tendered in response to the Offer. At the Effective Time, each 8% Preferred Share which is outstanding immediately before the Effective Time will be converted into and become the right to receive in cash $144 per share plus dividends accrued up to the Expiration Date of the Offer (except that if a dividend is paid with regard to the 8% Preferred Shares between the Expiration Time and the Effective Time, each 8% Preferred Share will be converted into and become the right to receive $144.00 in cash without regard to any accrued but unpaid dividends). At the Effective Time, each Common Share or 8% Preferred Share held by the Purchaser or by any direct or indirect subsidiary of the Company immediately before the Effective Time will be cancelled and no payment will be made with respect to those Shares.

    For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, the Shares which are validly tendered and not withdrawn, when the Purchaser gives oral or written notice to The Bank of New York (the "Depositary") of the Purchaser's acceptance of those Shares for payment. Payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to the tendering stockholders. Payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for the Shares or timely confirmation of a book-entry transfer of the Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) in accordance with the procedures described in the Offer to Purchase,
(ii) a properly completed and duly executed Letter of Transmittal (or facsimile of one), with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) and (iii) any other documents required by the Letter of Transmittal.

    If any of the conditions set forth in the Offer to Purchase that relate to the Purchaser's obligations to purchase the Shares are not satisfied by 12:00 Midnight, New York City Time, on January 9, 1998 (or any other time set as the Expiration Date), the Purchaser may, subject to the terms of the Merger Agreement, (i) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer as so extended,
(ii) subject to complying with applicable rules and regulations of the Securities and Exchange Commission, accept for payment all Shares which are tendered and not extend the Offer, or (iii) terminate the Offer and not accept for payment any Shares and return all tendered Shares to the tendering stockholders. The term "Expiration Date" means 12:00 Midnight, New York City Time, on January 9, 1998, unless the Purchaser extends the time during which the Offer is open, in which event the term "Expiration Date" will mean the latest time and date at which the Offer, as so extended, will expire.

    Subject to the limitations set forth in the Offer and the Merger Agreement, the Purchaser reserves the right (but will not be obligated), at any time or from time to time in its sole discretion, to extend the period during which the Offer is open by giving oral or written notice of the extension to the Depositary and by making a public announcement of the extension. The Purchaser will make a public announcement of any extension of the period during which the Offer is open not later than 9:00 a.m., New York City Time, on the business day after the previously scheduled Expiration Date. During any extension, all Shares previously tendered and not withdrawn will remain tendered in response to the Offer, subject to the rights of a tendering stockholder to withdraw tendered Shares.

    Except as otherwise provided in Section 4 of the Offer to Purchase, tenders of Shares made in response to the Offer are irrevocable, except that Shares tendered in response to the Offer may be withdrawn at any time prior to the Expiration Date, and, unless they have been accepted for payment, may also be withdrawn at any time after February 9, 1998. For a withdrawal to be effective, a written or facsimile transmission of a notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. A notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and (if share certificates have been tendered) the name of the registered holder if different from the name of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then prior to the release of those certificates, the serial numbers shown on the particular certificates to be withdrawn must be submitted to the Depositary and, unless the Shares have been tendered for the account of an Eligible Institution (as defined in the Offer to Purchase), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedure for book-entry transfer described in Section 3 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility's procedures. All questions as to the form and validity (including time of receipt) of a notice of withdrawal will be determined by the Purchaser, in its sole discretion, and its determination will be final and binding.

    The information required to be disclosed by Paragraph (e)(l)(vii) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

    The Company has provided to the Purchaser lists of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other materials are being mailed to record holders of Shares and will be mailed to brokers, dealers, commercial banks, trust companies and similar persons in whose names Shares are registered, for subsequent transmittal to beneficial owners of Shares.

    The Offer to Purchase and the related Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer.

    Any questions or requests for assistance or for copies of the Offer to Purchase, the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent or the Dealer Manager as set forth below, and copies will be furnished promptly at the Purchaser's expense. No fees or commissions will be paid to brokers, dealers, or other persons, other than the Information Agent, the Dealer Manager and the Depositary, for soliciting tenders of Shares pursuant to the Offer.

    The Board of Directors of the Company (1) has approved the Merger Agreement, the Offer and the Merger in which the Parent will become the sole stockholder of the merged company and the stockholders of the Company will receive the same amount of cash per Common Share and per 8% Preferred Share as is paid for shares purchased through the Offer, (2) has determined that the terms of the Offer and the Merger are fair to and in the best interests of the Company's stockholders and (3) recommends that holders of the Common Shares and 8% Preferred Shares tender their Shares in response to the Offer.


                       The Information Agent for the Offer is:

                                  MORROW & CO., INC.

                                   909 Third Avenue
                                      20th Floor
                                  New York, NY 10022
                                    (212) 754-8000
                               Toll Free (800) 566-9061

                        Banks and Brokerage Firms please call:
                                    (800) 622-5200

                        The Dealer Managers for the Offer are:

               ING BARINGS                             FURMAN SELZ
          667 Madison Avenue                         230 Park Avenue
       New York, New York 10021                 New York, New York 10169
      1-888-584-4166 (Toll Free)              1-888-584-4166 (Toll Free)



December 8, 1997